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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             EQUIVEST FINANCE, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   29476H 40 3
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                                 (CUSIP Number)

                                 C. Wayne Kinser
                          c/o Peppertree Resorts, Ltd.
                                1 Vance Gap Road
                                  P.O. Box 6319
                               Asheville, NC 28816

                              Phone: (828) 254-8991
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              Copy to:       Donald H. Meiers, Esq.
                                             Holland & Knight LLP
                                             2100 Pennsylvania Avenue, N.W.,
                                             Suite 400
                                             Washington, D.C. 20037

                                November 17, 1999
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             EXHIBIT INDEX ON PAGE 8

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                                  SCHEDULE 13D

CUSIP No. 29476H 40 3
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                     1. Names of Reporting Person
                        C. Wayne Kinser
                        S.S. of Above Person:  ###-##-####

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                     2.
                        (a)      .............................................................[ ]

                        (b)      .............................................................[ ]
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                     3. SEC Use Only
                        ......................................................................
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                     4. Source of Funds (See Instructions).....00......See response to Item 3 of this Schedule 13D.
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                        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or
                     5. 2(e)..................................................................[ ]
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                        Citizenship or Place of Organization
                     6. United States
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Number                    7. Sole Voting Power                   1,978,347
of                     ---------------------------------------------------------------------------------------------
Shares                    8. Shared Voting Power                 None
Beneficially           ---------------------------------------------------------------------------------------------
Owned by                  9. Sole Dispositive Power              1,978,347
Each                   ---------------------------------------------------------------------------------------------
Reporting                10. Shared Dispositive Power            None
Person
With
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                        Aggregate Amount Beneficially Owned by Each Reporting Person
                    11. 1,978,347 shares of common stock, par value $.01 per share
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                    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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                    13. Percent of Class Represented by Amount in Row (11)                      7.7%
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                    14. Type of Reporting Person (See Instructions)                             IN



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            ITEM 1.     SECURITY AND ISSUER

            The name of the issuer is Equivest Finance, Inc. ("EFI" or the "Issuer"), a Delaware corporation with its principal executive office located at 100 Northfield Street, Greenwich, Connecticut 06830. This statement relates to EFI's common stock, par value $.01 per share (the "EFI Common Stock").

            ITEM 2.     IDENTITY AND BACKGROUND

            (a) - (c); (f) C. Wayne Kinser ("Mr. Kinser"), the reporting person, is an individual with a business address of c/o Peppertree Resorts, Ltd. 1 Vance Gap Road P.O. Box 6319, Asheville, North Carolina 28816. Mr. Kinser is a citizen of the United States.

            Mr. Kinser's present principal occupation is that of a consultant in the resort development and time-share industry.

            (d) and (e) During the last five years, Mr. Kinser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding before a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws or finding any violation with respect to such laws.

            ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            On November 17, 1999, Mr. Kinser entered into an Agreement and Plan of Reorganization, dated as of November 17, 1999 (the "Merger Agreement"), by and among EFI, Peppertree Acquisition Corp., Peppertree Acquisition II Corp., Peppertree Resorts, Ltd., Pioneer Hotel Corporation, Mr. Kinser, the Sharon Kay Williamson Charitable Remainder Trust (the "Williamson Trust") and the David Wayne Kinser Charitable Remainder Unitrust (the "Kinser Trust"). The Williamson Trust and the Kinser Trust are referred to in this Schedule 13D as the "Other Peppertree Resorts Stockholders." Under the terms of the Merger Agreement, Peppertree Acquisition Corp. was merged with and into Peppertree Resorts, Ltd. (the "Merger"), with Peppertree Resorts, Ltd., as the surviving corporation, becoming a wholly-owned subsidiary of EFI.

            Pursuant to the terms of the Merger Agreement, Mr. Kinser and the Other Peppertree Resorts Stockholders acquired the shares of EFI Common Stock held by them in exchange for all of the issued and outstanding shares of capital stock of Peppertree Resorts, Ltd. The number of shares of EFI Common Stock issued to Mr. Kinser and the Other Peppertree Resorts Stockholders at the closing of the Merger was determined by the following formula: $14 million divided by the volume-

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weighted average trading price of the EFI Common Stock during the twenty (20)
business days ending on the fifth business day prior to the closing of the Merger.

            The brief summary of the Merger Agreement is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached to this Schedule 13D as Exhibit 1.

            ITEM 4.     PURPOSE OF TRANSACTION

            As described in Item 3 above, Mr. Kinser and the Other Peppertree Resorts Stockholders acquired the shares of EFI Common Stock held by them in exchange for all of the issued and outstanding shares of capital stock of Peppertree Resorts, Ltd.

            (a) Under the terms of the Merger Agreement, the number of shares of EFI Common Stock received by Mr. Kinser and the Other Peppertree Resorts Stockholders at the closing of the Merger is subject to downward (or upward) adjustment in the event that the aggregate deferred income tax liability with respect to installment sale receivables of Peppertree Resorts, Ltd. and certain of its affiliates (defined in the Merger Agreement as the "Acquired Companies"), as of the closing date of the Merger, exceeds (or is less than) $14,400,000.

            The Merger Agreement also provides for a deferred payout to Mr. Kinser and the other Peppertree Resorts Stockholders, such payout to be made on June 30, 2000. The amount of the deferred payout is $3,500,000, and is to consist of a cash payment of $560,000 and additional shares of EFI Common Stock equal in value to $2,940,000, with the value of such stock to be determined by the volume-weighted average trading price of such stock during the twenty (20) business days ending on June 29, 2000.

            (b) and (c) Under the terms of the Merger Agreement, Mr. Kinser is obligated to sell to Peppertree Acquisition II Corp., a wholly-owned subsidiary of EFI, all of his right, title and interest, direct or indirect, in Great Smokies Hotel Associates, a North Carolina limited partnership ("GSHA"), which owns the Holiday Inn SunSpree Resort located in Asheville, North Carolina, if the parties to the Merger Agreement are able to obtain, prior to December 31, 1999, the consent of Holiday Inn Franchising, Inc. to the substitution of EFI for GSHA as the licensee under the Holiday Inn Sunspree Resort Conversion License Agreement. The consideration to be paid by EFI for GSHA is a promissory note in the principal amount of $4,000,000.

            (d) The Merger Agreement provides that promptly following the closing of the Merger and for so long as Mr. Kinser owns beneficially or of record at least five percent (5%) of the issued and outstanding shares of EFI Common Stock, EFI shall cause Mr. Kinser to be elected to the Board of Directors of EFI and shall nominate him (or, if Mr. Kinser is unable for any reason to serve on the Board of Directors of


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EFI, an individual designated by Mr. Kinser and acceptable to EFI) as part of management's slate of candidates at each subsequent annual election of directors, to be elected to the Board of Directors of EFI.

            (e) - (j) None.

            ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            (a) As of the date of this Schedule 13D, Mr. Kinser beneficially owns an aggregate of 1,978,347 shares of EFI Common Stock, representing approximately 7.7% of the issued and outstanding shares of such stock (based on a total number of outstanding shares of EFI Common Stock of 25,688,351, as indicated in EFI's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999, as filed with the Securities and Exchange Commission). Mr. Kinser disclaims all beneficial ownership of the shares of EFI Common Stock received (or to be received) by the Other Peppertree Resorts Stockholders pursuant to the Merger Agreement.

             As noted in response to Item 4(a) of this Schedule 13D, the number of shares of EFI Common Stock received by Mr. Kinser and the Other Peppertree Resorts Stockholders at the closing of the Merger is subject to downward (or upward) adjustment in the event that the aggregate deferred income tax liability with respect to installment sale receivables of Peppertree Resorts, Ltd. and certain of its affiliates, as of the closing date of the Merger, exceeds (or is less than) $14,400,000.

            As noted in response to Item 4(a) of this Schedule 13D, on June 30, 2000, Mr. Kinser and the Other Peppertree Resorts Stockholders will receive a deferred payout from EFI which will consist, in part, of additional shares of EFI Common Stock equal in value to $2,940,000, with the value of such stock to be determined by the volume-weighted average trading price of such stock during the 20 business days ending on June 29, 2000.

            (b) Mr. Kinser has sole power to vote (or to direct the voting of), and sole power to dispose (or to direct the disposition of) all of the 1,978,347 shares of EFI Common Stock beneficially owned by him as of the date of this
Schedule 13D.

            (c) Except as otherwise set forth in this Schedule 13D, Mr. Kinser has not effected any transaction in or with respect to shares of EFI Common Stock during the past sixty (60) days.

            (d) None.

            (e) Not applicable.



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            ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                        WITH RESPECT TO SECURITIES OF THE ISSUER

            Pursuant to an agreement (such agreement pre-dating the Merger Agreement) among Mr. Kinser and the three principal officers of Peppertree Resorts, Ltd., Messrs. John McFarland, Herbert Patrick, Jr. and Don Clayton, such officers received an aggregate of 207,738 shares of EFI Common Stock at the closing of the Merger, such shares being divided equally among them.

            Mr. Kinser, the Other Peppertree Resorts Stockholders, and the three principal officers of Peppertree Resorts, Ltd. are parties to a Registration Rights Agreement with EFI. The Registration Rights Agreement provides such parties with demand and piggyback registration rights with respect to the shares of EFI Common Stock received (or to be received) pursuant to the Merger Agreement. The demand registration rights are activated during the 18-month period following the "Release Date," defined to mean the earlier to occur of:
(i) the first anniversary of the closing date of the Merger, or (ii) six months after the public sale by the Bennett Funding Group, Inc. of all shares of the capital stock of EFI owned by the Bennett Funding Group, Inc. as of the date of the Registration Rights Agreement.

            ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            Exhibit                Description
            -------                -----------


               1 Agreement and Plan of Reorganization, dated as of November 17, 1999, by and among Equivest Finance, Inc., Peppertree Acquisition Corp., Peppertree
                                   Acquisition II Corp., Peppertree
                                   Resorts, Ltd., Pioneer Hotel
                                   Corporation, C. Wayne Kinser and the
                                   stockholders named therein

               2 Registration Rights Agreement, dated as of November 17, 1999, by and among Equivest Finance, Inc., C. Wayne Kinser, the Sharon Kay Williamson Charitable Remainder Unitrust, the David Wayne Kinser Charitable Remainder Unitrust, Donald Clayton, John McFarland and Herbert Patrick, Jr.


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                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:       December 8, 1999       /s/ C. WAYNE KINSER
                              ---------------------------------
                                   C. Wayne Kinser



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                                  EXHIBIT INDEX

Exhibit               Description
------                -----------
   1                  Merger Agreement

   2                  Registration Rights Agreement










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